CHINA CLEAN ENERGY ACQUISITION CORP.

9 Division Street

Apt. 201

New York, NY 10002

January 26, 2011

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

China Clean Energy Acquisition Corp. (the “Company”)

Form 10-12(g)

Amended October 27, 2010

File No. 000-54052

Dear Mr. Mancuso:

This letter is in response to the comments contained in the Staff’s letter to China Clean Energy Acquisition Corp. (the “Company”), concerning the Amendment No. 1 to Form 10 (the “Amendment No. 1”), filed by the Company with the Securities and Exchange Commission on October 27, 2010 and dated November 12, 2010 (the “Comment Letter”). We have filed an amendment (the “Amendment No. 2”) to the Company’s Form 10 concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 2.

On behalf of the Company, the following are our responses to the Staff’s comments:

Risk Factors, page 3

1.

With respect to your response to prior comment 9, please revise your risk factor disclosures as follows:

•

Please expand the risk factor captioned “There may be conflicts of interest…” on page 3 to discuss the specific conflict that has arisen as a result of your sole stockholder’s failure to pay you pursuant to a stock purchase agreement, as disclosed on page 8.

•

Please expand the risk factor captioned “We have not yet received” on page 8 to address the probability that you will not seek to enforce the stock purchase agreement given that your sole director and officer is a principal of your sole stockholder.

RESPONSE:

In response to the Staff’s comments, the Company has revised the noted risk factors accordingly.

Our stockholder has the ability to authorize a transaction…, page 9

2.

We note your response to prior comment 4. Please revise your disclosure to explain whether such a transaction would require shareholder vote, and how the purchase price of the repurchased shares would be determined.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Item 2. Management’s Discussion and Analysis of Financial Condition…, page 9

3.

Please revise to clarify the basis for your disclosure that you will be able to cover your expenses,

including the costs of investigating and analyzing business combinations for the next twelve months through loans from your stockholder or management, in light of the non-payment by your stockholder that is described on page 8. Please also expand your discussion to reflect that in the past you have relied on third party advances to cover your expenses, as disclosed on page 9. Finally, please expand to describe the material terms of the funding arrangement with Guangdong Wealth Guarantee Co., Ltd and Guangdong Small and Medium Sized Enterprise Financial Promotion Association to which you refer in Note 4 on page F-16.

RESPONSE:

In response to the Staff’s comments and in light of the non-payment by our sole stockholder, the Company has revised its disclosure to remove the reference to the Company’s ability to cover its expenses through loans from our sole stockholder and management as the Company believes that it is unlikely that it will be able to rely on management or its current stockholder to cover any expenses incurred by the Company.  The Company has also revised its disclosure to describe the funding arrangement with Guangdong Wealth Guarantee Co., Ltd and Guangdong Small and Medium Sized Enterprise Financial Promotion Association.

Item 7. Certain Relationship and Related Transactions…, page 12

4.

With respect to your response to prior comment 8:

•

Please revise your disclosure to include the substance of your response to prior comment 8 regarding Guangdong Wealth Guarantee Co., Ltd. and Guangdong Small and Medium Sized Enterprise Financial Promotion Association.

•

Given the nature of the relationships between Guangdong Wealth and Guangdong SME and the other shell companies disclosed on page 12, please expand your disclosure to describe how they will determine which of the shell companies will engage in business combinations that they identify. Also disclose how you will determine which of the shell companies will pay the expenses of Guangdong Wealth and Guangdong SME while business combinations are sought before a specific combination is assigned to a specific shell company. Add appropriate risk factors.

RESPONSE:

In response to the first bullet point above, the Company has revised its disclosure to include the substance of our response to prior comment 8.

In response to the second bullet point, management of the Company is not aware of the process used by Guangdong Wealth or Guangdong SME in determining which shell company to which they will present a potential business combination target company. Management of the Company will evaluate any potential target companies that may be presented to it, whether such potential target is identified and presented by Guangdong Wealth and Guangdong SME or another third party.  Additionally, to clarify, the expenses incurred by the Company have been advanced on the Company’s behalf by Guangdong Wealth and Guangdong SME.  The Company is not and has not agreed to pay any expenses of Guangdong Wealth or Guangdong SME, except that it has agreed to repay the advances made by Guangdong Wealth and Guangdong SME on behalf of the Company.

5.

Please update the disclosure in the first paragraph to reflect your response to prior comment 9 regarding the status of South City Limited’s obligation under the stock purchase agreement.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

China Clean Energy Acquisition Corp.

By: /s/ Wang Yong Hong

Wang Yong Hong

President